Filed by DISH Network Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Sprint Nextel Corporation

Commission File No.: 001-04721

April 2013 Video Broadband In Home In Home Voice In Home Out of Home Out of Home Out of Home

Safe Harbor Cautionary Statement Concerning Forward–Looking Statements Certain statements contained herein may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of DISH Network Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. More information about such risks, uncertainties and other factors is set forth in DISH Network Corporation’s Disclosure Regarding Forward-Looking Statements included in its recent filings with the Securities and Exchange Commission (the “SEC”), including its annual report on Form 10-K for the year ended December 31, 2012. Risks and uncertainties relating to the proposed transaction include, without limitation, the risks that: Sprint Nextel Corporation will not enter into any definitive agreement with DISH Network Corporation or the terms of any definitive agreement will be materially different from those described above; the parties will not obtain the requisite financing or regulatory approval for the proposed transaction; the proposed transaction will not be consummated for any other reason; management’s attention will be diverted from ongoing business operations; and the anticipated benefits of the transaction will not be realized. The forward-looking statements speak only as of the date made, and DISH Network Corporation expressly disclaims any obligation to update these forward-looking statements. Additional Information About the Proposed Transaction and Where to Find It This communication relates to a business combination transaction with Sprint Nextel Corporation proposed by DISH Network Corporation, which may become the subject of a registration statement filed with the SEC. This communication is not a substitute for the joint proxy statement/prospectus that DISH Network Corporation and Sprint Nextel Corporation would file with the SEC if any agreement is reached or any other documents that DISH Network Corporation or Sprint Nextel Corporation may send to shareholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS IF, AND WHEN, THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. All such documents, if filed, would be available free of charge at the SEC’s website (http://www.sec.gov). In addition, investors and security holders may obtain free copies of such documents filed by DISH Network Corporation with the SEC by directing a request to: DISH Network Corporation, 9601 S. Meridian Boulevard, Englewood, Colorado 80112, Attention: Investor Relations. This communication shall not constitute an offer to buy or solicitation of an offer to sell any securities, nor shall there be any sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Participants DISH Network Corporation and its directors and executive officers may be deemed, under the rules of the SEC, to be participants in any solicitation of shareholders of DISH Network Corporation or Sprint Nextel Corporation in connection with the proposed transaction. Investors and security holders may obtain information regarding the names, affiliations and interests of the directors and executive officers of DISH Network Corporation in its annual report on Form 10–K for the year ended December 31, 2012, which was filed with the SEC on February 20, 2013, and its proxy statement for the 2013 annual meeting of shareholders, which was filed with the SEC on March 22, 2013. These documents can be obtained free of charge at the SEC’s website (http://www.sec.gov) and from Investor Relations at DISH Network Corporation at the address set forth above. Additional information regarding the interests of these participants will also be included in any proxy statement/prospectus and other relevant documents to be filed with the SEC in connection with the proposed transaction when they become available. 1

Agenda Vision Combination Opportunities DISH – A History of Success The Future 2

Vision Becomes Reality Data demand outpacing network capacity Networks will be overloaded and costly for consumers Consumers and businesses demand: Capacity and speed Ubiquitous access to all devices Video capability In-home / out-of-home coverage Rapidly Evolving Landscape Connectivity across all platforms Unparalleled capacity Exceptional scale and efficiencies Outstanding investment opportunity One Company Uniquely Positioned One-of-a-Kind Company 3

More Spectrum None 45 MHz More EBITDA None $2.9 bn More Subscribers None 14.2 mm Superior Proposal Cost Synergies ? $11 bn NPV Revenue Growth ? $24 bn NPV Capex Savings ? $2 bn NPV $37 bn NPV Offer $6.22 $7.00 $25.5 bn Cash Offer $4.03 $4.76 $17.3 bn Stock $2.19 $2.24 $8.2 bn PF Ownership 30% of 32% of Superior Company Superior Financial Profile Superior Offer  Per Share Per Share Total  Creating and Sharing Superior Shareholder Value        4

Vision

Out-of-Home Universally Connected Always Connected... in All Ways In-Home News Information Entertainment Sports 5

Data Traffic Exploding Source: Cisco VNI. 2007a: 7.9 GB Per Person / Month 2017e: 94 GB Per Person / Month 6

Video Centric Explosion: The Perfect Storm Source: Forrester Research and company websites. Screens Getting Larger Tablets More Accessible 2.2" Display 2005 Motorola Razr V3i TM 3.5" Display 2007 Apple iPhone TM 5.0" Display 2013 Samsung Galaxy IV TM 2013e: 51mm in Use Apple iPad TM, Amazon Kindle TM, Samsung Galaxy TM, Nook TM, Microsoft SurfaceTM and others Addressing the Evolving Consumer 2010a: 10mm in Use Apple iPad TM 7

Comprehensive Spectrum Portfolio High Band > 2.2 GHz Mid Band 1.0 - 2.2 GHz Low Band < 1.0 GHz Urban overflow capacity Fixed broadband Use Advantage Worldwide standard and scale Frequency reuse Global roaming Spectrum depth Unencumbered “beach-front property” Large contiguous block Core expansion Broad coverage Superior propagation Core capacity Broadcast mobile video Use Advantage Use Advantage 8

Globally Adopted Standard Global Scale = Low Cost Devices Mobile Subscriptions in Markets with 2.5 GHz Standard China 986 mm India 894 mm Other 704 mm Source: World Bank and Wall Street Research. LTE TDD Deployments in Color 9

Uniquely Positioned Source: FCC. 107 MHz 106 MHz 132 MHz Clearwire 53 MHz 45 MHz Spectrum Holdings 230 MHz 10

Complete Owned & Operated Nationwide Solution Video Broadband Voice Video Broadband Voice In-Home Out-of-Home Significant Market Share Opportunity Regional Regional Regional Regional Regional Regional Regional 11

 Video Sources: 2012 IDC, Solon & Co.,Virgin Media. Integrated Experience Drives Value Service Churn ~47% churn reduction ~50% churn reduction Single Play Double Play Triple Play Quad Play Broadband Voice In-Home Out-of-Home Wireless 12 2.8% 1.5% 1.4% 0.7%

Multi-Product Customers Drive Significant Value + = Unique Offer Others Can’t Match Services Video Wireless Fixed Broadband Mobile Video Benefits Cost Synergies Churn Reduction Share Gain Revenue Opportunities Subscriber Relative Value Opportunity 13

Meeting the Video Demand Challenge Video Broadband / Voice Satellite and 700 MHz broadcast one signal to multiple homes & devices Efficient Hybrid Network LTE mobile network for point-to-point traffic Broadcast Unicast 700 MHz 14

DISH Network Q1 Earnings Call May 2, 2011 Vision Becomes Reality “We’re utilizing what I call the Seinfeld strategy... there are a lot of things that happen in the first 28 minutes [of the show]... but it seemed to all come together in the last couple of minutes. In terms of where we're going strategically, you'll have to just wait and see when it all comes together.” Charlie Ergen, Chairman 15

Combination Opportunities

Substantial Synergy Opportunity A DISH-Sprint Merger Generates Enormous Value Bundling / Cross Selling PayTV, Wireless, Share Gain and Churn Reduction $11 bn New Opportunities Fixed BB, Mobile Video $13 bn Capex Reduction Rationalized network, timing and depth $2 bn Cost Savings G&A, back-office integration $11 bn Total: $37 bn NPV Cost Based Capex Revenue Based 16

Substantial Cost Savings $1.3 bn Cost Savings in Year 1, Growing to $1.8 bn Run-Rate in Year 3 Conservative Cost Savings Assumptions CPGA Advertising Sales & marketing Distribution Installation CCPU Call centers Billing & collection Retention Residuals Backhaul Customer communications G&A Corporate overhead IT & back office system Real estate Procurement Cost Centers Cost-Based Savings Combined Company Expenditures CPGA CCPU G&A $17 bn $17 bn $5 bn Year 1 Cost Savings Assumptions $0.6 bn $0.5 bn $0.2 bn Total: $11 bn 3.8% reduction 2.8% reduction 3.8% reduction 17

Cross Selling Opportunities Immediately addressable targets ~49 mm Sprint retail subscribers (1) ~14 mm DISH households Nationwide storefronts Higher value proposition from bundling Lower acquisition cost Lower churn Integrated experience Set-top box and converged application opportunities Quality of service Customer service Billing HH Subs. (mm) Pen. (%) PayTV Opportunity (1) Subscribers Penetration Wireless Opportunity Subs. (mm) Pen. (%) Subscribers Penetration 1. Includes Clearwire retail subscribers. 18 0.0 0.5 1.0 1.5 2.0 '14e '15e '16e '17e '18e 0% 10% 20% 0.0 1.3 2.5 3.8 5.0 '14e '15e '16e '17e '18e 0% 10% 20%

Fixed Broadband Fixed Broadband Opportunity Source: FCC. Note: figures represent estimated households in available DISH markets. Subscribers Penetration Subs. (mm) Pen. (%) Large Market Opportunity Indoor Antenna Outdoor Antenna (improved performance and coverage) No Video Video Bundle WiMax LTE Advanced No Installation & Service Capabilities National Installation & Service (5,500+ Trained Technicians) Limited Distribution Nationwide distribution (5,300+ retailers) 50 mm 14 mm 22 mm 18 mm > 6 mbps 3 - 6 mbps < 3 mbps Unserved 54 mm Household Target Opportunity 19 0.0 2.5 5.0 7.5 10.0 '15e '16e '17e '18e '19e 0% 15% 30% 45% 60%

Mobile Video Broadcast style content to mobile devices News, information, weather and sports Better alternative to mobile streaming Multicast vs. unicast Unique high powered 700MHz band Greater network efficiency = low cost provider Attractive value proposition One device “All you can eat” pricing DISH programming rights Mobile Video Opportunity Penetration HH 20 0% 3% 5% 8% 10% '15e '16e '17e '18e '19e

Substantial Asset Value Manageable Leverage Asset Rich Expansive spectrum holdings 63.1 mm retail subscribers 8.2 mm wholesale subscribers Substantial FCF and FCF growth DISH satellite fleet Sprint wireline assets Significant real estate holdings PF Consolidated Leverage Net Leverage 4.1x 4.7x & 21

DISH – A History of Success

DISH – A Proven Track Record Balance Sheet Management History of Subscriber Growth 5.6x 1.6x ’01a ’12a 1 mm 5 mm 10 mm 14 mm ‘97a ‘00a ‘03a Today Net Debt / EBITDA Subscribers(1) 1. Includes Satellite Broadband. 22

DISH – Driving Shareholder Value Superior Equity Value Creation ’95a June IPO April ’13a 1. IPO price is split adjusted. CAGRs assume dividends are reinvested. As of 4/12/2013. Source: FactSet. $2,744 IPO Price: $2.13 Cash Dividends: $6.00 Share Return $100 CAGR(1) DISH 20% S&P 500 8% 23

The DISH Legacy – A History of Success

History of Success

Innovator

- Vision for DBS 10 years prior to launch
- IRDs, DVRs, Sling and Hopper



International CES
BEST OF SHOW

Disruptor

- Entered market and competed vs. MSO monopolies and one of the world's largest industrial companies
- DBSD / TerraStar spectrum acquisitions

DBSD TerreStar Hopper sling MEDIA

Builder

- 15 satellites designed and launched
- Designed and built over 14 uplink centers
- Built and manage 35 customer service centers
- Built nationwide service & installation network

- 3rd largest PayTV provider
- 14 mm subscribers
- $14 bn in revenue
- EchoStar spinoff in 2008







dish ECHOSTAR


dish

24

The Future

Exploding Demand Source: Associated Press St. Peter’s Square 2005 St. Peter’s Square 2013 Imagine the Next Decade 25

Superior Proposal Superior Company Superior Financial Profile Superior Offer MORE MORE MORE Products Platforms Spectrum / Capacity Subscribers Scale EBITDA Synergies Revenue Growth Capex Savings Cash Stock Ownership Share in Upside Creating and Sharing Superior Shareholder Value 26

Superior Company Superior Financial Profile Superior Offer 27